SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For November 30, 2012

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: November 30, 2012 By: __________________________________

Name: Eduardo Villegas Contte
Title: Finance Director

www.metrogas.com.ar

Buenos Aires, November 29, 2012

To

The Buenos Aires Stock Exchange

Re.: Relevant Information (Art. 23)

Dear Sirs,

MetroGAS announced that ENARGAS resolution No. 2,407/12 was published today in the Federal Register. Said resolution authorizes MetroGAS S.A. ("MetroGAS"), following the terms of the Temporary Agreement subscribed with UNIREN and approved by the Decree No. 234/09, as well as the agreement subscribed with ENARGAS, to apply a fixed amount in each customer's bill, differentiating by type of customer according to the terms of the resolution and following the application of the methodology to be determined by the regulating agency.

The resolution also states that the revenue charged by the Company is to be deposited in a trust created for such an effect. The funds collected are to be used, until they last, for infrastructure investments, connection works, repowering, expansion and technology upgrades of the gas distribution system as well as any other necessary cost associated with supply of gas distribution to customers. MetroGAS needs to submit for approval of the Executive Committee, which is to be created within the trust, a Consolidation and Expansion Investment Plan that expresses both physically and financially the details of such plan, which is to be aligned with the goals set in the trust's contract between the Company and the Nation Trust (Nación Fideicomisos S.A.).

Without any further comments, kind regards,

Magdalena Gonzalez Garaño

Market Relations